

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2013

Via E-Mail
Donald A. French
Treasurer, Secretary and Chief Financial Officer
UQM Technologies, Inc.
4120 Specialty Place
Longmont, Colorado 80504

> **Re:** **UQM Technologies, Inc.**
> **Form 10-K for the fiscal year ended March 31, 2012**
> **Filed May 24, 2012**
> **File No. 001-10869**

Dear Mr. French:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Brian Cascio for

Kevin L. Vaughn
Accounting Branch Chief